Exhibit 99.9

Condensed Consolidated Interim Financial Statements

(Expressed in United States dollars)

CRH MEDICAL CORPORATION

(unaudited)

Three months ended March 31, 2015 and 2014

CRH MEDICAL CORPORATION

Condensed Consolidated Balance Sheets

(Unaudited)

(Expressed in United States dollars)

As at March 31, 2015 and December 31, 2014

		March 31,	December 31,
	Notes	2015	2014

Assets

Current assets:
Cash and cash equivalents		$16,313,885	$4,133,663
Trade and other receivables		4,192,423	5,718,651
Current tax receivable		53,629	—
Prepaid expenses and deposits		314,989	181,923
Inventories		474,177	614,337
		21,349,103	10,648,574

Non-current assets:
Property and equipment		149,167	129,864
Intangible assets		64,793,551	65,604,729
Other asset		1,348,645	1,550,940
Deferred tax assets		1,711,690	1,030,183
		68,003,053	68,315,716

Total assets		$89,352,156	$78,964,290

Liabilities

Current liabilities:
Trade and other payables		$1,687,588	$6,051,213
Employee benefits		120,687	105,930
Current tax liabilities		—	193,612
Notes payable	8	2,773,240	6,613,300
Short term advances		262,482	262,482
		4,843,997	13,226,537

Non-current liabilities:
Notes payable	8	34,844,301	39,509,431
Earn-out obligation		7,755,316	7,440,960
		42,599,617	46,950,391

Shareholders’ equity
Share capital	9	46,554,104	25,913,839
Contributed surplus		6,404,433	5,847,564
Accumulated other comprehensive income		(66,772)	(66,772)
Deficit		(10,983,223)	(12,907,269)
Total shareholders’ equity		41,908,542	18,787,362

Total liabilities and shareholders’ equity		$89,352,156	$78,964,290

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

“Edward Wright”	Director	“Anthony Holler”	Director
Edward Wright		Anthony Holler

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(Unaudited)

(Expressed in United States dollars)

Three month periods ended March 31, 2015 and 2014

		Three months ended
		March 31,	March 31,
	Notes	2015	2014

Revenue:
Product sales	12	$2,162,519	$1,991,224
Anesthesia services	12	7,457,131	—
		9,619,650	1,991,224

Expenses:
Product sales expense	5	1,040,336	904,903
Anesthesia services expense	6	4,389,083	—
Corporate expense	7	870,573	523,997
		6,299,992	1,428,900

Operating income		3,319,658	562,324
Net finance income	10	(1,402,078)	—
Net finance expense	10	3,067,268	—

Income and comprehensive income before tax		1,654,468	562,324
Income tax (recovery)		(269,578)	193,935

Net and comprehensive income		$1,924,046	$368,389

Earnings per share - basic	9(c)	$0.031	$0.008
- diluted	9(c)	$0.030	$0.007

Weighted average shares outstanding: - basic		61,466,638	48,779,026
- diluted		64,456,374	49,221,007

See accompanying notes to condensed consolidated interim financial statements.

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

(Expressed in United States dollars)

Three month periods ended March 31, 2015 and 2014

				Accumulated
				other
	Number of	Share	Contributed	comprehensive
	shares	capital	surplus	income	Deficit	Total

Balance as at January 1, 2014	48,746,914	$17,181,474	$5,570,839	$(66,772)	$(14,405,422)	$8,280,119

Total net and comprehensive income for the period	—	—	—	—	368,389	368,389

Transactions with owners, recorded directly in equity:
Stock based compensation for stock option plan	—	—	110,218	—	—	110,218

Common shares purchased on exercise of options	50,000	46,315	(16,490)	—	—	29,825

Balance as at March 31, 2014	48,796,914	17,227,789	5,664,567	(66,772)	(14,037,033)	8,788,551

Balance as at January 1, 2015	60,881,947	25,913,839	5,847,564	(66,772)	(12,907,269)	18,787,362

Total net and comprehensive income for the period	—	—	—	—	1,924,046	1,924,046

Transactions with owners, recorded directly in equity:
Stock based compensation for stock option and share unit plans	—	—	342,693	—	—	342,693

Common shares purchased on exercise of options	128,750	152,846	(34,973)	—	—	117,873

Shares issued through share offering, net of fees (note 9)	8,050,000	20,284,399	—	—	—	20,284,399

Deferred tax recovery on share issuance costs (note 9)	—	452,169	—	—	—	452,169

Broker warrants issued in connection with share offering (note 9)	—	(249,149)	249,149	—	—	—

Balance as at March 31, 2015	69,060,697	$46,554,104	$6,404,433	$(66,772)	$(10,983,223)	$41,908,542

See accompanying notes to condensed consolidated interim financial statements.

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

(Expressed in United States dollars)

Three month periods ended March 31, 2015 and 2014

		Three months ended
		March 31,	March 31,
		2015	2014

Cash provided by (used in):

Operating activities:
Net income		$1,924,046	$368,389
Adjustments for:
Depreciation of property, equipment and intangibles		1,414,568	18,121
Stock based compensation		342,693	110,218
Unrealized foreign exchange (gain)		(1,396,695)	—
Net finance expense		3,067,268	—
Income tax expense (recovery)		(269,578)	193,935
Operating activity before changes in operating assets and liabilities		5,082,302	690,663
Taxes paid		(207,000)	—
Change in trade and other receivables		1,526,228	36,116
Change in prepaid expenses and deposits		(133,066)	(52,647)
Change in inventories		140,160	(50,661)
Change in trade and other payables		(4,363,625)	21,596
Change in employee benefits		14,757	86,520
Cash provided by operating activities		2,059,756	731,587

Financing activities
Net proceeds on the issuance of shares		20,284,399	—
Repayment of notes payable, principal and interest		(9,653,658)	—
Proceeds from the issuance of shares relating to stock based compensation		117,873	29,825
Cash provided by financing activities		10,748,614	29,825

Investing activities:
Acquisition of property and equipment		(22,693)	(1,115)
Acquisition of anesthesia services provider	4	(600,000)	—
Cash used in investing activities		(622,693)	(1,115)

Effects of foreign exchange on cash and cash equivalents		(5,455)	—

Increase in cash and cash equivalents		12,180,222	760,297

Cash and cash equivalents, beginning of period		4,133,663	6,602,798

Cash and cash equivalents, end of period		$16,313,885	$7,363,095

See accompanying notes to condensed consolidated interim financial statements.

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the three month periods ended March 31, 2015 and 2014

1.              Reporting entity:

CRH Medical Corporation (“CRH” or “the Company”) was incorporated on April 21, 2001 and is incorporated under the Business Corporations Act and specializes in the treatment of hemorrhoids utilizing its treatment protocol and patented proprietary technology.  The Company also provides anesthesiology services to gastroenterologists in the southeastern United States through its subsidiaries.  Refer to note 4.

CRH principally operates in the United States and is headquartered from its registered offices located at Unit 522, 999 Canada Place, Vancouver, British Columbia, Canada.

2.              Basis of preparation:

(a)         Statement of compliance:

These unaudited condensed consolidated interim financial statement of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  Accordingly, these condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).  These condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2014.  In management’s opinion, all adjustments considered necessary for fair presentation have been included in these financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.  Certain comparative figures have been reclassified to conform to the current period’s presentation.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 28, 2015.

(b)         Basis of measurement:

The Company’s condensed consolidated interim financial statements have been prepared on a going concern and historical cost basis except for certain financial instruments which are recorded at fair value.

(c)          Functional and presentation currency:

These condensed consolidated interim financial statements are presented in United States dollars, which is the Company’s functional currency.

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the three month periods ended March 31, 2015 and 2014

2.              Basis of preparation (continued):

(d)         Use of estimates, assumptions and judgments:

The preparation of the Company’s condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the assessment for impairment and useful lives of intangible assets, determining the fair value of share units, estimates of accruals, estimation of useful lives of property, plant and equipment, estimates supporting reported revenues, the recoverability of trade receivables, the valuation of certain long term liabilities and other assets, including liabilities relating to contingent consideration, the valuation of acquired intangibles and the valuation of deferred tax assets

Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency and the accounting classification of financial instruments.  In conjunction with the Company’s business acquisition, these judgments also include the Company’s determination of control for the purposes of consolidation, the Company’s definition of a business, as well as the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take.  Actual results could differ from those estimates.

3.              Significant accounting policies:

These condensed consolidated interim financial statements have been prepared using the significant accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2014 annual consolidated financial statements.

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. Amendments, standards and interpretations that are issued but not yet effective are described in the Company’s annual financial statements for the period ended December 31, 2014.

The Company’s interim results are not necessarily indicative of its results for a full year.

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the three month periods ended March 31, 2015 and 2014

4.              Business combinations:

On March 1, 2015, a subsidiary of the Company entered into an asset purchase agreement to purchase certain assets of two anesthesia services providers in the Southeastern United States.  The total purchase price under the asset purchase agreement was $600,000.

The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the assets and liabilities acquired at the acquisition date.  Certain of the estimates of fair value, most notably the professional services agreements, may be subject to further adjustments.

Cash	$600,000
Purchase consideration	$600,000

Assets and liabilities acquired:
Exclusive professional services agreements	$600,000
Fair value of net identifiable assets acquired	$600,000

The value of the acquired intangible assets, being exclusive professional services agreements, has been determined on a provisional basis and relates to the acquisition of exclusive professional services agreements to provide professional anesthesia services.  As at the acquisition date, the exclusive professional services agreements had estimated remaining contractual terms varying from 0.7 to 2.8 years. The Company will amortize these contractual assets the length of the remaining contractual terms.  Should the amount allocated to intangible assets materially change in the final purchase price allocation, amortization will be adjusted.

The Company incurred acquisition related costs of $16,082 relating to legal fees which have been expensed as incurred.

In the period March 1, 2015 to March 31, 2015, this acquisition contributed revenue of $163,031 and net earnings before tax of $11,430. The following unaudited supplemental pro forma financial information presents consolidated information as if the acquisition had been completed on January 1, 2015.  The pro forma financial information presented below (unaudited) is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2015. The pro forma financial information (unaudited) presented includes amortization charges for acquired intangible assets based on the values assigned in the purchase price allocation.  Amortization charges in the period were $28,376.

2015
Pro Forma Information (unaudited)
Revenue	$489,093
Net income before tax	$34,290

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the three month periods ended March 31, 2015 and 2014

4.              Business combinations (continued):

Gastroenterology Anesthesia Associates LLC (“GAA”)

On December 1, 2014, a subsidiary of the Company entered into an acquisition agreement to purchase the business, assets and interests of Gastroenterology Anesthesia Associates LLC (the “LLC”) and the business interest contained in a management services agreement held by another private entity (“GAAM”), together the combined business hereinafter referred to as “GAA”.  The total purchase price under the agreement was $58,623,000 paid at closing and up to an additional $14,655,000 payable within 4.5 years based on the achievement of certain financial performance targets of GAA (the “Earn-out obligation”). As at March 31, 2015, the Company has estimated that potential payments in respect of the earn-out obligation will range from $11,981,135 to $14,655,000.  The maximum total purchase price assuming achievement of all performance measures is $73,278,000.  The earn-out obligation has been recorded at the net present value of its fair value as at the date of the acquisition, discounted at 18%, and changes in the fair value are recorded through earnings.

Included in these condensed consolidated interim financial statements for the three month period ended March 31, 2015 for GAA are sales of $7,294,100 and net earnings before tax of $2,744,602.

CRH has obtained control over GAA through its contractual ability to direct its relevant activities and its right to variable returns.

The following table summarizes the fair value of the consideration transferred and the estimated fair values of the assets and liabilities acquired at the acquisition date.  Certain of the estimates of fair value, most notably, professional services agreements and the contingent earn-out obligation are preliminary and may be subject to further adjustments.

Cash	$58,623,000
Contingent consideration (“Earn-out obligation”)	7,339,032
Purchase consideration	65,962,032

Assets and liabilities acquired
Exclusive professional services agreements	65,962,032
Cash	2,011,548
Pre-close trade receivables	4,849,289
Pre-close trade payables	(6,860,837)
Fair value of net identifiable assets acquired	$65,962,032

The value of the acquired intangible assets, being the exclusive professional services agreements, has been determined on a provisional basis and relates to the acquisition of exclusive professional services agreements to provide professional anesthesia services.  As at the acquisition date, the exclusive professional services agreements had a remaining contractual term of 6 years and 11 months and can be renewed by agreement of both parties. The Company amortizes these contractual assets over a term of 12 years.

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the three month periods ended March 31, 2015 and 2014

5.              Product sales expense:

For the three month periods ended March 31:

	2015	2014

Employee related	$331,471	$348,834
Product cost and support	463,046	419,831
Professional fees	38,853	47,556
Office related	50,662	38,868
Stock based compensation	135,502	30,769
Insurance	14,275	11,826
Depreciation and amortization	649	7,219
Foreign exchange	5,878	—

	$1,040,336	$904,903

6.              Anesthesia services expense:

For the three month periods ended March 31:

	2015	2014

Employee related	$1,707,300	$—
Amortization	1,402,585	—
Bad debt expense	383,706	—
Office related	730,711	—
Medical supplies	162,042	—
Stock based compensation	2,339	—
Professional fees	400	—

	$4,389,083	$—

7.              Corporate expense:

For the three month periods ended March 31:

	2015	2014

Employee related	$246,009	$216,798
Professional expenses	162,978	75,952
Corporate	93,341	74,040
Stock based compensation	204,852	79,449
Travel and entertainment	62,244	36,441
Office related	33,902	16,916
Insurance	41,440	13,499
Acquisition expenses	16,082	—
Depreciation and amortization	11,334	10,902
Foreign exchange	(1,609)	—

	$870,573	$523,997

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the three month periods ended March 31, 2015 and 2014

8.              Notes payable:

March 31, 2015	Crown Note	Knight Note	Knight Annual Fee	Bloom Burton Facility	Total
Current portion	$—	1,988,758	784,482	—	$2,773,240
Non-current portion	15,014,552	17,819,193	—	2,010,556	34,844,301
Total loans and borrowings	$15,014,552	19,807,951	784,482	2,010,556	$37,617,541

December 31, 2014	Crown Note	Knight Note	Knight Annual Fee	Bloom Burton Facility	Total
Current portion	$193,950	5,666,667	752,683	—	$6,613,300
Non-current portion	16,224,216	21,338,826	—	1,946,389	39,509,431
Total loans and borrowings	$16,418,166	27,005,493	752,683	1,946,389	$46,122,731

Norrep Credit Opportunities Fund II, LP (“Crown Note”)

On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Norrep Credit Opportunities Fund II, LP.  At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000).  The note bears interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company’s obligations under its senior credit agreement (see Knight Note).  Interest on the note is payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018.  In compensation for its services, the Company paid Crown a combination of cash CAD$1,350,000 (USD$1,191,780) and shares (2,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note.  The Crown note is subordinate to the Knight note. The note is classified as an other financial liability and recorded at amortized cost.

Knight Therapeutics Inc. (“Knight Note”)

On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a secured note payable from Knight Therapeutics Inc.  At inception, the original amount of the note payable was $30,000,000.  The note bears interest at a maximum of 12% per annum.  Interest on the note is payable on a quarterly basis beginning March 31, 2015.  The earliest maturity date of the loan is December 1, 2016, but may be extended to December 1, 2017 if certain conditions are met.  The agreement contains contractual clauses that may require early repayment of a portion of the principal balance should the Company complete an equity financing.  In compensation for its services, the Company paid Knight a combination of cash ($1,200,000) and shares (3,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note.  The note is classified as an other financial liability and recorded at fair value through earnings.

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the three month periods ended March 31, 2015 and 2014

8.              Notes payable (continued):

Knight Therapeutics Inc. (“Knight Note”) - continued

On March 25, 2015, in conjunction with the close of the Company’s bought deal equity offering, the Company repaid $7,968,526 of the principal balance owing, with related interest of $251,063.  The Company has used a probability weighted valuation technique in calculating the fair value of the Knight note.  Due to the timing of the principal repayment, the Company has revised certain inputs and probabilities relating to estimated cash flows.  This resulted in an upward adjustment of $654,249 to the fair value of the Knight note with the impact of the adjustment recorded through finance expense in the period. The principal repayment satisfies the Company’s contractual requirement to repay a portion of the outstanding principal balance should the Company complete an equity financing.

Knight Therapeutics Inc. — Annual Fee (“Knight Annual Fee”)

In accordance with the Knight note agreement, the Company is obligated to pay an annual fee relating to a comfort letter provided by Knight in respect of the Company’s earn-out obligation (note 4).  This fee has been recognized as a separate financial liability, and recorded at fair value based on the Company’s best estimate of the amount to be paid, and subsequently measured at amortized cost.

Bloom Burton Healthcare Structured Lending Fund II (“Bloom Burton Facility”)

On December 1, 2014, the Company entered into an unsecured facility agreement with Bloom Burton Healthcare Structured Lending Fund II (“Bloom Burton”) with a maximum borrowing limit of $2,000,000.  The facility bears interest at 12% per annum.  Accrued interest is payable on the maturity date or the date of any voluntary prepayment of the loan.  Full payment is required within 54 months after the first advance under the facility or at date mutually agreed between the Company and Bloom Burton.  As at March 31, 2015, the Company had drawn $2,000,000 under the facility.  The facility is subordinate to the Knight note. The facility is classified as an other financial liability and recorded at amortized cost.

The consolidated minimum loan payments (principal and interest) for all loan agreements in the future are as follows:

Minimum Principal and Interest
At March 31, 2015
Not later than one year	$5,210,797
Between one and five years	$49,225,556
$54,436,353

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the three month periods ended March 31, 2015 and 2014

9.              Share capital:

(a)         Issued and outstanding — common shares:

On March 25, 2015, the Company closed a bought deal equity offering and over-allotment option of 7,000,000 and 1,050,000 common shares, respectively, at a price of $2.72 (CAD$3.40) per common share for gross proceeds of $21,865,893 (CAD$27,370,000). In connection with the offering, the underwriters were paid a 6% commission totaling approximately $1,311,954 (CAD$1,642,200) and received 241,500 broker warrants with a fair value of $249,149 (CAD$311,535).  Additional share issuance costs of $269,539 (CAD$337,388) were incurred in relation to the offering.  The Company has recorded a deferred tax asset of $452,169 in relation to those share issuance costs incurred in relation to the offering.  The deferred tax asset has been offset against share capital.

(b)              Share unit plan:

In June 2014, the shareholders of the Company approved a Share Unit Plan.  Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the plan, the Company will approve those employees, directors and eligible consultants who are entitled to receive share units and the number of share units to be awarded to each participant. Each share unit awarded conditionally entitles the participant to receive one common share of the Company upon attainment of the share unit vesting criteria.  The vesting of share units is conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. Once the share units vest, the participant is entitled to receive the equivalent number of underlying common shares.

The Company issued 2,276,000 share units during the period ended March 31, 2015. Of these units, 276,000 units vest over a 4 year term, with 50% vesting on the second anniversary and 25% vesting on each of the third and fourth anniversaries.  The fair value per unit was $2.97 (CAD$3.72) based on the market value of the underlying shares at the date of issuance.  The remaining 2,000,000 share units vest upon the Company meeting certain market based performance targets.  The weighted average fair value of these units at the date of grant was $1.67 (CAD$2.09) per unit.  The fair value of these share units was calculated as of the grant date using a binomial pricing model with the following weighted average assumptions:

	2015
Risk-free interest rate	0.61%
Expected volatility	60.5%
Pre-vest forfeiture rate	0%
Weighted average share price	CAD$	2.45

For the three months ended March 31, 2015, the Company recognized $195,084 (2014 - $nil), in compensation expense in relation to the granting and vesting of share units. The

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the three month periods ended March 31, 2015 and 2014

Company also recognized $147,609 of compensation expense (2014 - $110,218) in relation to share options previously granted.

9.              Share capital (continued):

(c)          Earnings per share:

The calculation of basic earnings per share for the three months ended March 31, 2015 and 2014 is as follows:

	2015			2014
		Weighted			Weighted
		average			average
		number of			number of
		common			common
	Net	shares	Per share	Net	shares	Per share
	income	outstanding	amount	income	outstanding	amount

Net earnings:

Earnings per common share:
Basic	$1,924,046	61,466,638	$0.031	$368,389	48,779,026	$0.008
Share options		2,713,736			441,981
Share units		276,000			—

Diluted	$1,924,046	64,456,374	$0.030	$368,389	49,221,007	$0.007

As at March 31, 2015, 921,264 options (2014 — 4,028,019) and 2,000,000 share units (2014 — nil) were excluded from the diluted weighted average number of common shares calculation.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the three month periods ended March 31, 2015 and 2014

10.       Net finance expense

Recognized in earnings in the three month periods ended March 31:

	2015	2014
Finance income:
Foreign exchange (gain)	$(1,402,078)	$—
Total finance income	$(1,402,078)	$—

Finance expense:
Interest and accretion expense on borrowings	$1,896,367	—
Accretion expense on earn-out obligation	314,356	—
Amortization of deferred financing fees	202,296	—
Net change in fair value of financial liabilities at fair value through earnings	654,249	—
Total finance expense	$3,067,268	$—
Net finance expense	$1,665,190	$—

11.       Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, employee benefit obligations, short term advances, notes payable, and the Company’s earn-out obligation.  The fair values of these financial instruments, except the notes payable balances and the earn-out obligation, approximate carrying value because of their short-term nature. The Knight debt (note 8) and the earn-out obligation are classified as financial liabilities recorded at fair value through earnings.  For all other debt balances, the fair value of these financial instruments approximates carrying value as the debt was acquired on December 1, 2014 and there have been no events or circumstances subsequent to this date that would suggest a change in fair value.

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

•                 Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                 Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•                 Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the three month periods ended March 31, 2015 and 2014

11.       Financial instruments (continued):

The following financial assets and liabilities are measured at fair value on a recurring basis using quoted prices in active markets for identifiable assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

			Fair Value
March 31, 2015	Carrying Value	Level 1	Level 2	Level 3
Financial liabilities
Notes payable	$19,807,951	—	—	$19,807,951
Earn-out obligation	$7,755,316	—	—	$7,755,316

			Fair Value
December 31, 2014	Carrying Value	Level 1	Level 2	Level 3
Financial liabilities
Notes payable	$27,005,493	—	—	$27,005,493
Earn-out obligation	$7,440,960	—	—	$7,440,960

The Company has used a probability weighted valuation technique in calculating the fair value of the Knight note payable and the earn-out obligation.  This valuation technique included inputs relating to estimated cash outflows under each arrangement and the use of a discount rate appropriate to the Company (18%).  The fair value measurements are sensitive to the discount rate used in calculating the fair values.  A 1% increase in the discount rate would reduce the fair value of the Knight note and earn-out obligation, in combination, by $512,858.  During the quarter ended March 31, 2015, the Company recorded accretion expense of $1,412,512 in relation to these liabilities, reflecting the change in fair value of the liabilities that is attributable to credit risk.

Reconciliation of level 3 fair values:

	Notes Payable	Earn-out Obligation	Total
Balance as at January 1, 2015	$27,005,493	$7,440,960	$34,446,453
Repayment of principal and interest	(8,949,947)	—	(8,949,947)
Recorded in finance expense:
Accretion expense	1,098,156	314,356	1,412,512
Fair value adjustment	654,249	—	654,249
Balance as at March 31, 2015	$19,807,951	$7,755,316	$27,563,267

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the three month periods ended March 31, 2015 and 2014

12.       Segmented information:

The Company operates in two industry segments: the sale of medical products and the provision of anesthesia services.  The revenues relating to geographic segments based on customer location, in United States dollars, for the three months ended March 31, 2015 and 2014 are as follows:

Revenue:	2015	2014
Canada	$41,111	$38,361
United States	9,578,539	1,952,863
Total	$9,619,650	$1,991,224

The Company’s property and equipment, intangibles and other assets are located in the following geographic regions as at March 31, 2015 and December 31, 2014:

	2015	2014
Property and equipment:
Canada	$147,082	$129,864
United States	2,085	—
Total	$149,167	$129,864
Intangible assets:
Canada	$92,174	$100,767
United States	$64,701,377	65,503,962
Total	$64,793,551	$65,604,729
Other assets:
Canada	$1,348,645	$1,550,940
United States	—	—
Total	$1,348,645	$1,550,940

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the three month periods ended March 31, 2015 and 2014

12.       Segmented information (continued):

The Company operates in two industry segments, being the sale of medical products and the provision of anesthesia services.  Substantially all of the Company’s operations, assets and employees are located in Canada and the United States.  The financial measures reviewed by the Company’s Chief Operating Decision Maker are presented below for the three month periods ended March 31, 2015 and 2014.  The Company does not allocate expenses related to corporate activities.  These expenses are presented within “Other” to allow for reconciliation to reported measures.

	2015
	Product sales	Anesthesia services	Other	Total
Revenue	$2,162,519	$7,457,131	$—	$9,619,650
Operating costs	1,040,336	4,389,083	870,573	6,299,992
Operating income	$1,122,183	$3,068,048	$(870,573)	$3,319,658

	2014
	Product sales	Anesthesia services	Other	Total
Revenue	$1,991,224	$—	$—	$1,991,224
Operating costs	904,903	—	523,997	1,428,900
Operating income	$1,086,321	$—	$(523,997)	$562,324